Manor Care, Inc.
333 N. Summit Street
P.O. Box 10086
Toledo, OH 43699-0086

June 20, 2006

Mr. Bob Carroll
Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	Manor Care, Inc. File No. 1-10858 Form 10-K for the year ended December 31, 2005 Form 10-Q for the quarter ended March 31, 2006
Dear Mr. Carroll:
Pursuant to a phone message that I left for you today, this letter is to inform you that the Company expects to respond to the Staff’s comment letter dated June 14, 2006 by Friday, July 14, 2006. If we foresee any change in the timing of our responses, we will notify you promptly.
If you have any questions, please call me at (419) 252-5601.
Very truly yours,
/s/ Steven M. Cavanaugh

Steven M. Cavanaugh
Vice President and Chief Financial Officer

cc:	Mr. Larry Spirgel Assistant Director